Exhibit 14.1

CODE OF FINANCIAL CONDUCT, BUSINESS CONDUCT AND ETHICS
FOR
310 Holdings, Inc.

Introduction

310 Holdings, Inc. (the “Company”) is committed to the highest standards of legal and ethical conduct. This Code of Business Conduct and Ethics (the “Code”) sets forth the Company’s policies with respect to the way we conduct ourselves individually and operate our business. The provisions of this Code are designed to deter wrongdoing and to promote honest and ethical conduct among our employees, officers and directors.

In the course of performing our various roles in the Company, each of us will encounter ethical questions in different forms and under a variety of circumstances. Moments of ethical uncertainty may arise in our dealings with fellow employees of the Company, with customers, or with other parties such as government entities or members of our community. In achieving the high ground of ethical behavior, compliance with governmental laws is not enough. Our employees should never be content with simply obeying the letter of the law, but must also strive to comport themselves in an honest and ethical manner. This Code provides clear rules to assist our employees, directors and officers in taking the proper actions when faced with an ethical dilemma.

The reputation of the Company is our greatest asset and its value relies on the character of its employees. In order to protect this asset, the Company will not tolerate unethical behavior by employees, officers or directors. Those who violate the standards in this Code will be subject to disciplinary action. If you are concerned about taking an action that may violate the Code or are aware of a violation by another employee, an officer or a director, follow the guidelines set forth in Sections 10 and 11 of this Code.

This Code applies equally to all employees, officers and directors of the Company. All references to employees contained in this Code should be understood as referring to officers and directors as well.

1. Compliance with Laws, Rules and Regulations.

Company policy requires that the Company, as well as all employees, officers and directors of the Company, comply fully with both the spirit and the letter of all laws, rules and regulations. Whenever an applicable law, rule or regulation is unclear or seems to conflict with either another law or any provision of this Code, all employees, officers and directors are urged to seek clarification from their supervisor, the appropriate compliance official or the Chief Executive Officer. Beyond mere compliance with the law, we should always conduct our business with the highest standards of honesty and integrity - wherever we operate.

2. Conflicts of Interest.

Every employee has a primary business responsibility to the Company and must avoid conflicts of interest. A conflict of interest arises when an employee takes actions or enters into relationships that oppose the interests of the Company, harm the Company’s reputation or interfere with the employee’s performance or independent judgment when carrying out any actions on behalf of the Company. The Company strictly prohibits its employees from taking any action or entering into any relationship, personal or professional that creates, or even appears to create, a conflict of interest.

A conflict situation can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interests may also arise when a director, officer or employee, or a member of his or her family, receives an improper personal benefit as a result of his or her position with the Company. It may be a conflict of interest for a director, officer or employee to work simultaneously for a competitor, customer or supplier. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. Employees must be sensitive to potential conflicts of interest that may arise and use their best efforts to avoid the conflict.

In particular, except as provided below, no director, officer or employee shall:

•	be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that:

•	markets products or services in competition with our current or potential products and services;

•	supplies products or services to the Company; or

•	purchases products or services from the Company;

•	accept any personal loan or guarantee of obligations from the Company, except to the extent such arrangements have been approved by the Chief Executive Officer and are legally permissible; or

•	conduct business on behalf of the Company with immediate family members, which include your spouse, children, parents, siblings and persons sharing your same home whether or not legal relatives.

Directors, officers and employees must notify the Chief Executive Officer of the existence of any actual or potential conflict of interest. With respect to officers or directors, the Board may make a determination that a particular transaction or relationship will not result in a conflict of interest covered by this policy. With respect to all other employees or agents, the Chief Executive Officer, acting alone, or the Board may make such a determination. Any waivers of this policy as to an officer or director may only be approved by the Board of Directors.

Any employee, officer or director who is aware of a transaction or relationship that could reasonably be expected to give rise to a conflict of interest in violation of this section must inform the appropriate personnel in accordance with the procedures set forth in Section 12 of this Code. If an employee has any questions regarding the Company’s policy on conflicts of interest or needs assistance in avoiding a potential conflict of interest, he or she is urged to seek the advice of a supervisor or the Chief Executive Officer.

3. Corporate Opportunities.

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of Company property, Company information or their position in the Company. Furthermore, employees may not use Company property, information or influence or their position in the Company for improper personal gain. Finally, employees have a duty to advance the Company’s legitimate interests when the opportunity to do so arises. Consequently, employees are not permitted to compete with the Company.

4. Confidentiality.

Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers or suppliers, except when disclosure is authorized by the Company or required by applicable laws or regulations. Confidential information includes proprietary information of the Company, as well as all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. This confidentiality requirements is in additional to any other obligations imposed by the Company to keep information confidential.

5. Insider Trading.

Employees, officers and directors will frequently become aware of confidential non-public information concerning the Company and the parties with which the Company does business. As set forth in more detail in the Company’s Insider Trading Policy, the Company prohibits employees from using such confidential information for personal financial gain, such as for purposes of stock trading, or for any other purpose other than the conduct of our business. Employees must maintain the confidentiality of such information and may not make disclosures to third parties, including members of the employee’s family. All non-public information about the Company should be treated as confidential information. To use non-public information for personal financial benefit or to “tip” others who may make stock trades on the basis of this information is not only unethical but also illegal. This policy also applies to trading in the securities of any other company, including our customers or suppliers, if employees have material, non-public information about that company which the employee obtained in the course of their employment by the Company. In addition to possible legal sanctions, any employee, officer or director found to be in violation of the Company’s insider trading policy will face decisive disciplinary action. Employees are encouraged to contact the Company’s Chief Executive Officer with any questions concerning this policy.

6. Protection and Proper Use of Company Assets.

All Company assets should be used for legitimate business purposes and all employees, officers and directors must make all reasonable efforts to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability and must therefore be avoided. The suspected occurrence of fraud or theft should be immediately reported to the appropriate person in accordance with the procedures set forth in Section 11 of this Code.

An employee’s obligation to protect the Company’s assets extends to the Company’s proprietary information. Proprietary information includes intellectual property such as patents, trademarks, copyrights and trade secrets. An employee who uses or distributes such proprietary information without the Company’s authorization will be subject to disciplinary measures as well as potential legal sanctions.

7. Fair Dealing.

Although the success of our Company depends on our ability to outperform our competitors, the Company is committed to achieving success by fair and ethical means. We seek to maintain a reputation for fair dealing among our competitors and the public alike. In light of this aim, the Company prohibits employees from engaging in any unethical or illegal business practices. An exhaustive list of unethical practices cannot be provided. Instead, the Company relies on the judgment of each individual employee to avoid such practices. Furthermore, each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

8. Disclosures.

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws, rules and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. Employees shall endeavor in good faith to assist the Company in such efforts.

9. Waivers.

The Company expects all employees, officers and directors to comply with the provisions of this Code. Any waiver of this Code for executive officers, directors or employees may be made only by the Board of Directors or a Board committee and will be promptly disclosed to the public as required by law and stock exchange regulations.

10. Compliance Guidelines and Resources.

In some situations, our employees may not be certain how to proceed in compliance with this Code. This uncertainty may concern the ethical nature of the employee’s own acts or the employee’s duty to report the unethical acts of another. When faced with this uncertainty, the employee should carefully analyze the situation and make use of Company resources when determining the proper course of action. The Company also encourages employees to talk to their supervisors, or other personnel identified below, when in doubt about the best course of action.

1. Gather all the facts. Do not take any action that may violate the Code until you have gathered all the facts that are required to make a well-informed decision and, if necessary, you have consulted with your supervisor, or the Chief Executive Officer.

2. Is the action illegal or contrary to policy? If the action is illegal or contrary to the provision of this Code, you should not carry out the act. If you believe that the Code has been violated by an employee, an officer or a director, you must promptly report the violation in accordance with the procedures set forth in Section 12.

3. Discuss the problem with your supervisor. It is your supervisor’s duty to assist employees in complying with this Code. Feel free to discuss a situation that raises ethical issues with your supervisor if you have any questions. You will suffer no retaliation for seeking such guidance.

4. Additional resources. The Chief Executive Officer is available to speak with you about problematic situations if you do not feel comfortable approaching your direct supervisor. If you prefer, you may request assistance in writing by sending a request to the Chief Executive Officer.

11. Reporting Procedures.

All employees have a duty to report any violations of this Code, as well as violations of any laws, rules, or regulations. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

If you believe that the Code has been violated by an employee you must promptly report the violation to your direct supervisor or the Chief Executive Officer. If a report is made to a supervisor, the supervisor must in turn report the violation to the Chief Executive Officer. All violations by an officer or director of the Company must be reported directly to the entire Board of Directors.

13. Disciplinary Action.

Employees, officers and directors of the Company will be held accountable for adherence to this Code. The penalty for a particular violation of this Code will be decided on a case-by-case basis and will depend on the nature and severity of the violation as well as the employee’s history of non-compliance and cooperation in the disciplinary process. Significant penalties will be imposed for violations resulting from intentional or reckless behavior. Penalties may also be imposed when an employee fails to report a violation due to the employee’s indifference, deliberate ignorance or reckless conduct. All violations of this Code will be treated seriously and will result in the prompt imposition of penalties which may include (1) an oral or written warning, (2) a reprimand, (3) suspension, (4) termination and/or (5) restitution.

14. No Rights Created.

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s officers, directors and employees in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, supplier, competitor, shareholder or any other person or entity.

15. Financial Code Of Ethics

As a public company, it is of critical importance that 310 Holdings filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with 310 Holdings, employees may be called upon to provide information to assure that 310 Holdings 's public reports are complete, fair, and understandable. 310 Holdings expects all of its employees to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to 310 Holdings 's public disclosure requirements.

310 Holdings 's Finance Department, when established, will bear a special responsibility for promoting integrity throughout 310 Holdings, with responsibilities to stakeholders both inside and outside of310 Holdings. The Chief Executive Officer, Chief Financial Officer, and Finance Department personnel have a special role both to adhere to the principles of integrity and also to ensure that a culture exists throughout 310 Holdings as a whole that ensures the fair and timely reporting of 310 Holdings 's financial results and conditions. Because of this special role, the CEO, CFO, and all members of 310 Holdings 's Finance Department are bound by 310 Holdings 's Financial Code of Ethics, and by accepting the Financial Code of Ethics, each agrees that they will:

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

- Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in the reports and documents that 310 Holdings files with, or submits to, government agencies and in other public communications.

- Comply with the rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

- Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

- Respect the confidentiality of information acquired in the course of one's work, except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

- Share job knowledge and maintain skills important and relevant to stakeholders needs.

- Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and in the community.

- Achieve responsible use of, and control over, all 310 Holdings assets and resources employed by, or entrusted to yourself, and your department.

- Receive the full and active support and cooperation of 310 Holding’s Officers, Sr. Staff, and all employees in the adherence to this Financial Code of Ethics.

- Promptly report to the CEO or CFO any conduct believed to be in violation of law or business ethics or in violation of any provision of this Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict. Further, to promptly report to the Chair of 310 Holdings 's Audit Committee such conduct if by the CEO or CFO or if they fail to correct such conduct by others in a reasonable period of time.

To:	All Employees, Officers and Directors
From:	President and Chief Executive Officer
Re:	Statement of Company Policy Securities Trades By Company Personnel

310 Holdings, Inc.

STATEMENT OF COMPANY POLICY

ON

INSIDER TRADING

Introduction

It is illegal for any person, either personally or on behalf of others, to trade in securities on the basis of material, nonpublic information. It is also illegal to communicate (or "tip") material, nonpublic information to others who may trade in securities on the basis of that information. These illegal activities are commonly referred to as "insider trading."

Potential penalties for insider trading violations include imprisonment for up to 10 years (25 years if it constitutes fraud), civil fines of up to three times the profit gained or loss avoided through the trade, and criminal fines of up to $1 million. In addition, a company whose employee violates the insider trading prohibitions may be liable for a civil fine of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s insider trading violations.

This memorandum sets forth 310 Holdings, Inc.’s (“310 Holdings”) policy against insider trading. The objective of this policy is to protect both you and 310 Holdings from securities law violations. All directors, officers and employees of 310 Holdings or its affiliates or subsidiaries must comply with this policy.

Employees are encouraged to ask questions and seek any follow-up information that they may require with respect to the matters set forth in this policy. Please direct all questions to the Company or its CEO.

General Statement

310 Holding’s policy, applicable to all directors, officers and employees, prohibits trading, and tipping others who may trade, when you are in possession of material, nonpublic information.

What information is material? All information that an investor might consider important in deciding whether to buy, sell, or hold securities is considered material. Information that is likely to affect the price of a company’s securities is almost always material. Examples of some types of material information are:

•	financial results or expectations for the quarter or the year

•	financial forecasts

•	changes in dividends

•	possible mergers, acquisitions, joint ventures and other purchases and sales of companies and investments in companies

•	changes in customer relationships with significant customers

•	obtaining or losing important contracts

•	important product developments

•	major financing developments

•	major personnel changes

•	major litigation developments

What is nonpublic information? Information is considered to be nonpublic unless it has been effectively disclosed to the public. Examples of public disclosure include public filings with the Securities and Exchange Commission and company press releases. Not only must the information have been publicly disclosed, but there must also have been adequate time for the market as a whole to digest the information. Although timing may vary depending upon the circumstances, a good rule of thumb is that information is considered nonpublic until the second business day after public disclosure.

What transactions are prohibited? When you know material, nonpublic information about 310 Holdings, you, your spouse and members of your immediate family living in your household are prohibited from the following activities:

•	trading in our company’s securities (including trading in puts and calls for our securities)

•	having others trade for you in our securities

•	disclosing the information to anyone else who might then trade

•	exercising stock options if the option shares are to be immediately sold

Neither you nor anyone acting on your behalf nor anyone who learns the information from you (including your spouse and family members) can trade. This prohibition continues whenever and for as long as you know material, nonpublic information.

Although it is most likely that any material, nonpublic information you might learn would be about 310 Holdings or its subsidiaries, these prohibitions also apply to trading in the securities of any company (such as a potential merger partner) about which you learn material, nonpublic information through your employment with 310 Holdings.

Unauthorized Disclosure

As discussed above, the disclosure of material, nonpublic information to others can lead to significant legal difficulties. Therefore, you should not discuss material, nonpublic information about 310 Holdings or its affiliates or subsidiaries with anyone, including other employees, family or friends, except as required in the performance of your regular duties.

No employee of 310 Holdings is permitted to discuss confidential financial or business information regarding 310 Holdings, either in his or her own name or anonymously, and whether from the office or outside the office, on any Internet "chat" site or message board.

Questions About this Policy

Compliance by all employees with this policy is of the utmost importance both for you and for 310 Holdings. If you have any questions about the application of this policy to any particular case, please contact the CEO or CFO immediately.

Your failure to observe this policy could lead to significant legal problems for you and the company, as well as other serious consequences, including termination of your employment.

Certifications

All employees must certify their understanding of and intent to comply with this Policy Statement. A copy of the certification that all employees (other than executive officers) must sign is enclosed with this memorandum. Directors and executive officers are subject to additional restrictions on their transactions in Company securities, which are described in a separate memorandum. Directors and executive officers should sign the certification attached to that memorandum instead of the one enclosed with this memorandum.

CERTIFICATIONS

I certify that:

1. I have read and understand the Company’s Code of Business Conduct and Ethics and Statement of Policy regarding Securities Trades by Company Personnel. I understand that the President is available to answer to any questions I have regarding the Statement of Policy.

2. Since __________________, 200___ or such shorter period of time that I have been an employee of the Company, I have complied with the Code of Business Conduct and Ethics and Statement of Policy.

3. I will continue to comply with the Code of Business Conduct and Ethics and Statement of Policy for as long as I am subject to the policy.

Signature: ________________________

Date: ____________________________

Print name: _______________________